

05041304

SECURITIES [illegible] ON
Washington, D.C. 20549



OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response.... 12.00

SEC FILE NUMBER
8-66373

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Javelin Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5201 View Point Court
(No. and Street)

Cheyenne	**Wyoming**	**82009**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Yona Munro, President **307-637-2375**
(Area Code - Telephone No.)

PROCESSED
MAR 2 9 2005
THOMSON FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Porter, Muirhead, Cornia & Howard Certified Public Accountants
(Name - *if individual, state last, first, middle name*)

123 West First Street, Suite 800	**Casper**	**Wyoming**	**82602**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

3/28/05

OATH OR AFFIRMATION

I, Yuna Munro, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Javelin Securities, LLC.**, as of **December 31, 2004,** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows: NONE.

STATE OF WYOMING)
) ss.
COUNTY OF LARAMIE)

The foregoing instrument was subscribed and sworn to before me by Yona Munro on this 4th day of March, 2005.

Witness my hand and official seal.

Yona Munro
Signature

President
Title

Notary Public


LINDA J. SMYTH - NOTARY PUBLIC
COUNTY OF LARAMIE
STATE OF WYOMING
MY COMMISSION EXPIRES AUG. 28, 2008

This report contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).b*

JAVELIN SECURITIES, LLC

FINANCIAL REPORT

December 31, 2004

CONTENTS



PORTER, MUIRHEAD, CORNIA & HOWARD

(A Corporation of Certified Public Accountants)

123 West First Street Suite 800 P.O. Box 2759 Casper, Wyoming 82602 (307) 265-4311 Fax (307) 265-5180

INDEPENDENT AUDITOR'S REPORT

To Ms. Yona Munro, President
Javelin Securities, LLC

We have audited the accompanying statement of financial condition of Javelin Securities, LLC, as of December 31, 2004 and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Javelin Securities, LLC as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note 6 to the financial statements, in February, 2005, the principal analyst for Javelin Research, LLC, a related party, pled guilty to a felony count in Federal Court. Since the Company's main source of income is derived from the distribution of research from this analyst to institutional investors, this raises substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 6. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



PORTER, MUIRHEAD, CORNIA & HOWARD

(A Corporation of Certified Public Accountants)

123 West First Street Suite 800 P.O. Box 2759 Casper, Wyoming 82602 (307) 265-4311 Fax (307) 265-5180

The accompanying financial statements and our independent auditor's report are for the internal use and regulatory requirements of Javelin Securities, LLC, its Members, and its management and should not be used or relied upon by any other party for any purpose. Additional users of these financial statements and our independent auditor's report are hereby advised that the liability of Porter, Muirhead, Cornia & Howard to third party users who use or rely on this information may be limited pursuant to 1995 Wyoming Session Laws, Chapter 155 creating Wyoming Statute §33-3-201.

Porter, Muirhead, Cornia & Howard

Porter, Muirhead, Cornia & Howard
Certified Public Accountants

February 16, 2005

JAVELIN SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2004

ASSETS		
Cash and cash equivalents	$	9,905
	$	9,905
LIABILITIES AND MEMBER'S EQUITY		
Liabilities	$	-
Commitments and Contingencies		
Total Member's Equity		9,905
	$	9,905

See accompanying notes to the financial statements

JAVELIN SECURITIES, LLC

STATEMENT OF OPERATIONS
Year Ended December 31, 2004

Revenue		
Commissions	$	48,053
Expenses		
Bank services charges		33
Fees, licenses and permits		5,155
Insurance - fidelity bond		369
Office supplies and postage		126
Professional development		842
Professional accounting fees		800
Research services		9,000
Taxes		50
Travel and entertainment		1,505
Total expenses		17,880
Net income	$	30,173

See accompanying notes to the financial statements

JAVELIN SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
Year Ended December 31, 2004

Balances, December 31, 2003	$	(1,518)
Capital Contributions		21,000
Net Income		30,173
Distributions		(39,750)
Balances, December 31, 2004	$	9,905

See accompanying notes to the financial statements

JAVELIN SECURITIES, LLC

STATEMENT OF CASH FLOWS
Year Ended March 31, 2004

Cash Flows from Operating Activities	
Net income	$ 30,173
Change in cash and cash equivalents resulting from changes in the following operating accounts	
Accounts payable	(2,125)
Net cash provided by operating activities	28,048
Cash Flows from Financing Activities	
Capital withdrawal	(39,750)
Capital contributions	21,000
Net cash (used in) financing activities	(18,750)
Net increase in cash and cash equivalents	9,298
Cash and cash equivalents, beginning of year	607
Cash and cash equivalents, end of year	$ 9,905

See accompanying notes to the financial statements

Note 1. Nature of Business and Significant Accounting Policies

Nature of Business

Javelin Securities, LLC (the "Company") is a limited liability company wholly owned by Javelin Financial group, LLC a wholly owned subsidiary of Athena Group, LLC. The Company is registered as a broker dealer with the Securities and Exchange Commission (SEC), and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company's principal location is in Wyoming, though they have a nationwide market. The Company distributes research developed by Javelin Research, LLC a wholly owned limited liability company of Javelin Financial Group, LLC to institutional investors. The Company's revenues are derived from shared securities related commissions through an agreement with its clearing broker as noted below.

Significant Accounting Policies

Basis of Accounting

With respect to all other securities transactions, the Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that the Company will not hold customer funds or safekeep customer securities.

Accounting Estimates

The preparation of financial statements in conformity with accepted accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include all cash, money market accounts, certificate of deposits with ongoing maturities of 3 months or less, and overnight repurchase agreements with a bank.

Revenue Recognition

Commissions are recognized when earned.

Income Taxes

The Company, organized under the Wyoming Limited Liability Act, is taxed under the partnership taxation laws of the Internal Revenue Code which provide that, in lieu of income taxes at the Company level, the members account for the Company's items of income, deductions, losses and credits. Therefore, these statements do not include any provision for Company income taxes. Additionally, no provision has been made for any additional amounts, which may be advance or paid as draws to the members to assist them in paying their income taxes on the income of the company.

Note 2. Agreement with Clearing Broker Dealer

According to the Company's agreement with the clearing broker dealer, the clearing broker dealer will undertake all trading activity on behalf of the Company, and the clients of the Company will be instructed to deal directly with the clearing broker dealer's trading desk. Gross trading commissions are divided 60:40 between the Company and the clearing broker dealer, unless the clearing broker dealer introduces a new, and previously unknown, client to the Company, then the gross trading commissions are split 50:50. The clearing broker dealer pays all clearing and execution costs.

Note 3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2004, the Company had net capital and minimum net capital requirements of $9,905 and $5,000, respectively. The Company's net capital ratio was 0 to 1.

Note 4. Related-Party Transactions

During the year ended December 31, 2004, payments of $9,000 were made to Javelin Research, LLC, a company affiliated with and owned by the managing member.

Note 5. Major Customers

The Company does not believe it is dependent due to the availability of other investors. During the year ended December 31, 2004, the Company had at least 10% of the Company's fee income came from two major customers, as noted below:

		Amount
Customer A	$	6,750
Customer B	$	14,100

Note 6. Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. In February, 2005, the principal analyst for Javelin Research, LLC, a related party, pled guilty to a felony count in Federal Court. Since the Company's main source of income is derived as a result of the distribution of research to institutional investors prepared by the principal analyst for Javelin Research, LLC, this raises substantial doubt about the Company's ability to continue as a going concern. To address this issue, management is considering the possibility of hiring a new analyst to continue the research. No assurance can be made that these measures will be sufficient to sustain the Company.

JAVELIN SECURITIES, LLC

SCHEDULE 1 COMPUTATION OF AGGREGATE INDEBTEDNESS
AND NET CAPITAL UNDER RULE 15C3-1
Year Ended December 31, 2004

AGGREGATE INDEBTEDNESS	$ -
NET CAPITAL	
Total member's equity	9,905
Deductions	
Non-allowable assets:	-
Net capital before haircuts	9,905
Haircuts	-
Net capital	9,905
Minimum Net Capital required	5,000
Capital in excess of Minimum Net Capital required	$ 4,905
Ratio of aggregate indebtedness to Net Capital	0 to 1

This page is intentionally left blank.



PORTER, MUIRHEAD, CORNIA & HOWARD

(A Corporation of Certified Public Accountants)

123 West First Street Suite 800 P.O. Box 2759 Casper, Wyoming 82602 (307) 265-4311 Fax (307) 265-5180

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To Ms. Yona Munro, President
Javelin Securities, LLC

In planning and performing our audit of the financial statements and supplemental schedule of Javelin Securities, LLC (the Company) for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



PORTER, MUIRHEAD, CORNIA & HOWARD

(A Corporation of Certified Public Accountants)

123 West First Street Suite 800 P.O. Box 2759 Casper, Wyoming 82602 (307) 265-4311 Fax (307) 265-5180

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding customer and firm assets, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were not adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Porter, Muirhead, Cornia & Howard

Porter, Muirhead, Cornia & Howard
Certified Public Accountants

February 16, 2005